SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               --------------

                                SCHEDULE 13D
                               (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. 18)*

                           LACLEDE STEEL COMPANY
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 505606103
          -------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER            IVACO INC.
  & JACOBSON                              PLACE MERCANTILE
    ONE NEW YORK PLAZA                    770 RUE SHERBROOKE OUEST
    NEW YORK, NY  10004                   MONTREAL, QUEBEC, CANADA H3A  1G1
    ATTN:  JEFFREY BAGNER, ESQ.           ATTN:  GUY-PAUL MASSICOTTE
    (212) 859-8000                               VICE PRESIDENT,
                                                  GENERAL COUNSEL
                                                  AND SECRETARY
                                                  (514) 288-4545

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             DECEMBER 15, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  505606103                             Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          IVACO INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,869,157

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,869,157

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,869,157

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38%

14  TYPE OF REPORTING PERSON*

          CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No.  505606103                             Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          IVACAN INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,869,157

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,869,157

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,869,157

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38%

14  TYPE OF REPORTING PERSON*

          CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No.  505606103                             Page 4 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          LCL HOLDINGS I, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,869,157

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,869,157

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,869,157

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38%

14  TYPE OF REPORTING PERSON*

          OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 18 amends and supplements the text of the Statement on Schedule 13D initially filed on April 18, 1974 and as amended from time to time thereafter (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Laclede Common Stock"), of Laclede Steel Company, a Delaware corporation ("Laclede"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.   Purpose of the Transaction

     Item 4 is hereby amended and supplemented as follows:

     On December 15, 1998, Ivaco transferred its entire membership interest in LCL I, which represents a 100% interest in LCL I, to Ivacan Inc. ("Ivacan"), a Canadian corporation, which is a wholly owned subsidiary of Ivaco. In a letter dated January 20, 1999, Ivaco and Ivacan notified Midwest Holdings, Inc. ("Midwest Holdings") a Delaware corporation, and BSC of the transfer of the membership interests of LCL I to Ivacan and that Ivacan agreed to be bound by all of the terms and conditions of the Purchase Agreement.

     On July 29, 1998, Midwest Holdings notified LCL I, pursuant to Section 2 (the "Voting Agreement") of the Purchase Agreement, that it was canceling the Voting Agreement and the Proxy which was granted to Midwest Holdings by LCL I on September 26, 1997, relating to the 1,009,325 Holdings I Common Shares and the 183,333 Holdings I Preferred Shares owned by LCL I (collectively, the "Shares"), as to any and all of such Shares as of September 24, 1998. Midwest Holdings also informed LCL I that it intends from and after July 29, 1998, to exercise its voting rights and the Proxy with respect to the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998.

ITEM 5.   Interest in Securities of the Issuer

     Item 5(a)(i) is amended and restated in its entirety as follows:

     (a)(i) According to the Form 10-K Transition Report filed by Laclede with the Securities and Exchange Commission for the transition period from January 1, 1998 to September 30, 1998, Laclede had, as of September 30, 1998, 4,056,140 shares of the Laclede Common Stock issued and outstanding. Accordingly, the LCL I Common Shares and the LCL I Conversion Shares represent approximately 38% of Laclede's issued and outstanding shares (which number, for purposes of these calculations, includes the LCL I Conversion Shares but not any other securities that may be converted into the shares of the Laclede Common Stock, including any of the LCL II Preferred Shares).

     Item 5(b) is amended and supplemented by adding the following:

     (b) Resulting from the transactions described in Item 4 as of December 15, 1998 and September 24, 1998, Ivaco, as the sole owner of Ivacan, which is the sole member of LCL I, has the sole power to vote or to direct the vote of and dispose of (i) the 1,009,325 Holdings I Common Shares and (ii) the 859,832 Holdings I Conversion Shares, for a total of 1,869,157 shares of Common Stock (assuming the conversion of all Holdings I Preferred Shares).

     On December 15, 1998, Ivaco transferred its entire membership interest in LCL I to Ivacan, which is a wholly owned subsidiary of Ivaco, and notified Midwest Holdings and BSC of such transfer and that Ivacan agreed to be bound by all of the terms and conditions of the Purchase Agreement. See "Recent Events" in Item 4.

     On July 29, 1998, Midwest Holdings notified LCL I that it is canceling the Proxy and Voting Agreement relating to the Holdings I Common Shares and the Holdings I Conversion Shares as of September 24, 1998. In addition, Midwest Holdings informed LCL I that it intends from and after July 29, 1998, to exercise its voting rights and the Proxy with respect to the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998. See "Recent Events" in Item 4.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is amended by adding the following:

     On December 15, 1998, Ivaco transferred its entire membership interest in LCL I to Ivacan, which is a wholly owned subsidiary of Ivaco, and notified Midwest Holdings and BSC of the transfer and that Ivacan agreed to be bound by all of the terms and conditions of the Purchase Agreement. See "Recent Events" in Item 4.

     On July 29, 1998, Midwest Holdings notified LCL I that it is canceling the Proxy and Voting Agreement relating to the Holdings I Common Shares and the Holdings I Conversion Shares as of September 24, 1998. In addition, Midwest Holdings informed LCL I that it intends from and after July 29, 1998, to exercise its voting rights and the Proxy with respect to the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998. See "Recent Events" in Item 4.

ITEM 7.   Material to be Filed as Exhibits

     Item 7 is amended by adding the following exhibit:

     Exhibit A    Letter Agreement between Ivaco Inc. and Ivacan Inc.
                  transferring the membership interest in LCL Holdings I, LLC, dated December 15, 1998.

     Exhibit B    Letter from Ivaco Inc. and Ivacan Inc. to Birmingham
                  Steel Corporation and Midwest Holdings Inc., dated
                  January 20, 1999.

     Exhibit C    Letter from Midwest Holdings, Inc. to LCL Holdings I, LLC
                  canceling the Proxy and Voting Agreement, dated July 29,
                  1998.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 1999

                               IVACO INC.


                               By:/s/ Guy-Paul Massicotte
                                  ----------------------------------
                                  Guy-Paul Massicotte,
                                  Vice President, General Counsel
                                  and Secretary



                               IVACAN INC.


                               By:/s/ Guy-Paul Massicotte
                                  ----------------------------------
                                  Guy-Paul Massicotte,
                                  Secretary


                               LCL HOLDINGS I, LLC


                               By:/s/ Jesse J. Webb
                                  ----------------------------------
                                  Jesse J. Webb,
                                  its Manager